UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Report on Form 6-K dated for the month of July 2024
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Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)
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Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
ParqueLefevre
Panama City, Panama
(Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐
(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

Copa Airlines Temporarily Suspends Flights to Venezuela

On July 29, 2024, the Government of Venezuela announced that it was temporarily suspending commercial flights between Venezuela and a set of countries in the region, including Panama effective July 31, 2024, at 8:00 p.m. local Venezuela time.

For the year ended December 31, 2023, flights between Panama and Venezuela, excluding connections, represented about 2% of the Copa Holdings total available seat miles (ASMs).

At this time, the Company cannot predict when flights to Venezuela will resume. The Company will provide additional information regarding this suspension as it becomes available.

This document contains forward-looking statements - not limited to historical facts - that reflect the Company’s current beliefs, expectations and/or intentions regarding future events and results. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially and are based on assumptions that are subject to change. For more information on forward-looking statements and associated risks, please refer to our annual report filed with the SEC.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to destinations in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 7/30/2024
	By:	/s/ José Montero
Name: José Montero Title: CFO